Cassidy & Associates
                  Attorneys at Law
                 215 Apolena Avenue
           Newport Beach, California 92662
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             Email:  CassidyLaw@aol.com



Telephone: 202/387-5400              Fax:  949/673-4525

                  October 5, 2012

Amanda Ravitz, Esq.
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re:  Saddletree Acquisition Corporation
          Amendment No. 1 to Form 10
          File No. 000-54723

Dear Ms. Ravitz:

     By this letter the Company responds to the comment letter of the Securities and Exchange Commission dated September 27, 2012.

     1. We continue to disagree that the activities of Tiber Creek constitute an improper public solicitation of the sale of the securities of the various reporting companies that are sometimes used by Tiber Creek to reincorporate client companies in Delaware as part of the process of registering their securities.

     Tiber Creek looks to locate companies that may wish to take their business public. In that regard, Tiber Creek advertises for companies that may wish to go public. It does not advertise reporting companies for sale. Tiber Creek receives contact from a potential client by telephone call or email, and Tiber Creek will then discuss with that potential client the advantages and disadvantages of being a public company. If such a client determines it would like to become a public company, Tiber Creek assists it in such endeavor by assisting it in preparing and filing a registration statement pursuant to the Securities Act of 1933 which process may, or may not, also involve a business combination with an existing reporting company.

     After a change in control of a reporting company occurs, if such method is determined by the client to be of interest and use to it, new management typically issues securities to its insiders. Subsequently if and when a business combination occurs, additional securities of the company may be issued as part of that combination. These securities are issued by new management under Section 4(2) and the applicable rules of Regulation D.

     We note that even if we did agree with your premise about solicitation , it is about to be mooted by the implementation of the provisions mandated by the Jumpstart our Business Startup Act which provide for public solicitation of Rule 506 offerings.

     The comment period expires this week and the new rules are imminent.

     2. We attach as an exhibit the written acknowledgements as requested in the comment letter.


                              Sincerely,

                              Lee W. Cassidy